XIAO-I CORPORATION

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

May 20, 2024

VIA EDGAR

Mr. Uwem Bassey and Mr. Matt Derby

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Xiao-I Corporation

Registration Statement on Form F-3, as amended (Registration No. 333-279306)

Request for Acceleration of Effectiveness

Acceleration Request

Requested Date:	May 20, 2024
Requested Time:	4:30 PM Eastern Time

Dear Mr. Bassey and Mr. Derby:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Xiao-I Corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 20, 2024, or as soon as practicable thereafter.

Please contact Charlotte Westfall, of Squire Patton Boggs (US) LLP, counsel to the Company, at charlotte.westfall@squirepb.com or by telephone at (415) 954-0200, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

XIAO-I CORPORATION

By:	/s/ Hui Yuan
Hui Yuan
Chief Executive Officer

cc:	Charlotte Westfall, Squire Patton Boggs (US), LLP